Strategic Sector Municipal Trust (VKS)


The Joint Annual Meeting of Shareholders of the Trust was held on July 28, 1998, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of Rod Dammeyer as elected trustee by the preferred shareholders of the Trust 1,656 shares voted in his favor and 5 shares withheld. With regard to the election of Wayne W. Whalen as elected trustee by the common shareholders of the Trust 9,335,335 shares voted in his favor and 176,843 shares withheld. With regard to the election of Steven Muller as elected trustee by the common shareholders of the Trust 9,327,295 shares voted in his favor and 184,883 shares withheld. The other trustees of the Fund whose terms did not expire in 1998 are Dennis J. McDonnell, David C. Arch, Theodore A. Myers, Don G. Powell, Hugo F. Sonnenschein and Howard J Kerr. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 9,347,079 shares voted in favor of the proposal, 25,045 shares voted against and 141,715 shares abstained.